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SCHEDULE 13G/A Under the Securities and Exchange Act of 1934 (Amendment No. 2)*
IF Bancorp, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
44951J105
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44951J105
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gary S. Schwab
2.Check the Appropriate Box if a Member of a Group (a)☐ (b)☐
3.SEC Use Only
4.Citizenship or Place of OrganizationU.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.Sole Voting Power215,610
6.Shared Voting Power0
7.Sole Dispositive Power215,610
8.Shared Dispositive Power 0
9.Aggregate Amount Beneficially Owned by Each Reporting Person 215,610
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.Percent of Class Represented by Amount in Row (9) 6.65% of the 3,240,376 shares of Company common stock issued and outstanding as of December 31, 2020.
12.Type of Reporting Person (See Instructions) IN

Item 1.

The name and address of the principal executive offices of the Issuer are:

IF Bancorp, Inc.

201 East Cherry Street

Watseka, Illinois 60970

Item 2.

This statement on Schedule 13G is being filed by:

(a)Name:	Gary S. Schwab (collectively, the “Filers”)
(b)Address:	218 S. 5th St., Apt. G, Springfield, IL 62701-1415
(c)Citizenship/Place:	U.S.A.
(d)Title of Class of Securities:	Common Stock, par value $0.01 per share
(e)CUSIP Number:	44951J105

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)☐Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)☐Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)☐Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)☐Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)☐An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)☐An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)☐A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)☐A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)☐A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)☐Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

See Items 5-9 and 11 of the cover page for each Filer.

The sum totals for all filers are as below.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned:    215,610

Note:  The WGL Schwab Trust holds 2,853 shares of which Gary S. Schwab owns a 1/3rd beneficial interest, or 951 shares.  Since he has no voting or dispositive power over them, those shares are not included.

(b)Percent of class:   6.65%

6.65% of the 3,240,376 shares of Company common stock issued and outstanding as of December 31, 2020

(c)Number of shares as to which the person has:

(i)Sole power to vote or to direct the vote:   215,610

(ii)Shared power to vote or to direct the vote:   0

(iii)Sole power to dispose or to direct the disposition of:   215,610

(iv)Shared power to dispose or to direct the disposition of:   0

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:January 19, 2021	By:/s/ Gary S. Schwab Gary S. Schwab

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I.Shares of IROQ over which he has sole voting and dispositive power:

Charles Schwab & Co., Inc.’s  Personal Choice Retirement Account of

T. Rowe Price Trust, Trustee

Heyl, Royster Voelker & Allen P.C.  Profit Sharing and 401(K) Plan

f/b/o Gary S. Schwab46,863 shares

Roth IRA of Gary S. Schwab

Fidelity Investments, Inc., Custodian43,861 shares

Roth Contributry IRA of Gary S. Schwab

Charles Schwab & Co., Ind., Custodian     318 shares

Charles Schwab & Co., Inc.’s  Schwab One Account of

Gary S. Schwab           121,577 shares

TD Ameritrade Self-Directed Brokerage Account for participants of

HSA Bank, Custodian

f/b/o Gary S. Schwab  2,991 shares

SHARES           215,610 shares

II.Shares of IROQ over which he has no voting or dispositive power:

Charles Schwab & Co., Inc.’s brokerage account for the WGL Schwab Trust holds 2,853 shares of which Gary S. Schwab owns a 1/3rd beneficial interest,

or 951 shares, but over which he has no voting or dispositive power.

     951 shares

TOTAL SHARES           216,561 shares